PROCOPIO 12544 High Bluff Drive Suite 400 San Diego, CA 92130 T. 858.720.6300 F. 619.235.0398

DEL MAR HEIGHTS LAS VEGAS ORANGE COUNTY PHOENIX SAN DIEGO SILICON VALLEY WASHINGTON DC

February 20, 2024

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549-3720

Attention:	Nicholas Nalbantian

Dietrich King

Re:	Collective Audience, Inc.

Draft Registration Statement on Form S-1

Filed on January 16, 2024

File No. 333-276512

Gentlemen:

On behalf of our client, Collective Audience, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated January 31, 2024, relating to the Company’s Registration Statement on Form S-1 filed via EDGAR on January 16, 2024 (“Registration Statement”). We are concurrently filing via EDGAR this letter and the Company’s Amendment No. 1 to Registration Statement on Form S-1 (“Amendment No. 1”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and comments of the Staff below (which are references to Statement on Form S-1 submitted on January 16, 2024), or as otherwise specifically indicated, all page references herein correspond to the pages of Amendment No. 1.

Securities and Exchange Commission

February 20, 2024

Registration Statement on Form S-1 filed January 16, 2024

Cover Page

1.	For each of the securities being registered for resale, disclose the price that the selling securityholders paid for such securities.

In response to the Staff’s comment, the Company has revised its disclosures on the Cover Page to disclose the price that the selling securityholders paid for such securities, where determinable or information is available to the Company.

2.	Disclose the exercise price of the warrants compared to the market price of the underlying securities. If the warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

In response to the Staff’s comment, the Company has revised its disclosures on the Cover Page, prospectus summary, risk factors, MD&A and use of proceeds sections as requested.

3.	We note the significant number of redemptions of your common stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. Please highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the common stock.

In response to the Staff’s comment, the Company has revised its disclosures on the Cover Page to reflect the negative impact the sales of shared on this registration could have on the trading price of the common stock.

4.	We note your disclosure that you have received two notices from Nasdaq regarding noncompliance with certain Nasdaq Listing Rules. Please include a brief discussion of this issue and a cross-reference to the applicable risk factor on page 23, which discusses your current Nasdaq listing status. In addition, please revise the prospectus summary to include a discussion of this issue.

In response to the Staff’s comment, the Company has revised its disclosures on the Cover Page and Prospectus Summary to include a discussion of the Nasdaq noncompliance issue as well as a cross-reference to the applicable risk factor on page 23.

Securities and Exchange Commission

February 20, 2024

Prospectus Summary, page 1

5.

In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the common stock, expand your discussion of capital resources to address any changes in the company’s liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital.

In response to the Staff’s comment, the Company has revised its disclosures in the Prospectus Summary to discuss the Company’s capital resources, the needs to seek additional capital and the effect of this Offering on the ability to raise additional capital.

6.

Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company’s common stock. Your discussion should highlight the fact that the Selling Securityholders, beneficial owners of approximately 18% of your outstanding shares, will be able to sell all their shares for so long as the registration statement of which this prospectus forms a part is available for use.

In response to the Staff’s comment, the Company has revised its disclosures in the Prospectus Summary on page 1, to discuss that the offering involves the potential sale of a substantial portion of shares currently outstanding and the potential impact on the company’s common stock, including the continued ability to sell shares.

Risk Factors

Risks Related to the Company’s Securities

A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near…, page 29

7.

We acknowledge the inclusion of this risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the common stock. To further illustrate this risk, please disclose the purchase price of the securities being registered for resale. Also disclose that even though the current trading price is significantly below the SPAC IPO price, the private investors have an incentive to sell at a lower price that the shares purchased by the public investors.

In response to the Staff’s comment, the Company has revised its disclosures in the Risk Factor as requested.

Securities and Exchange Commission

February 20, 2024

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 45

8.

We note that the projected revenues for 2023 were $72 million, as set forth in the unaudited prospective financial information management prepared and provided to the Board, the company’s financial advisors and the SPAC in connection with the evaluation of the Business Combination. We also note that your actual revenues for the Nine Months Ended September 30, 2023, was approximately $11.6 million. It appears that you will miss your 2023 revenue projection. Please update your disclosure in Liquidity and Capital Resources, and elsewhere, to provide updated information about the company’s financial position and further risks to the business operations and liquidity in light of these circumstances.

In response to the Staff’s comment, the Company has revised its disclosures in the Management Discussion and Analysis to provide updated information about the company’s financial position, liquidity, need for additional capital and the financing options being considered with the Sponsor and other parties.

General

9.

Revise your prospectus to disclose the price that each selling securityholder paid for the securities being registered for resale. Highlight any differences in the current trading price, the prices that the private placement investors, PIPE investors and other selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Disclose that while the selling securityholders may experience a more advantageous rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Lastly, please include appropriate risk factor disclosure.

In response to the Staff’s comment, the Company has revised its disclosures on the Cover Page, Prospectus Summary and Risk Factors to provide the requested disclosures.

10.	Please update your compensation disclosure, as well as all related disclosures, for the fiscal year ended December 31, 2023.

In response to the Staff’s comment, the Company has revised its executive compensation and related disclosures for the fiscal year ended December 31, 2023.

***

Securities and Exchange Commission

February 20, 2024

Please direct any questions regarding the Company’s responses or Amendment No. 1 to the Registration Statement to me at (858) 720-6320 or christopher.tinen@procopio.com.

Sincerely,

PROCOPIO, CORY, HARGREAVES & SAVITCH LLP

/s/Christopher Tinen, Esq.
Christopher Tinen, Esq.

cc:	Peter Bordes, Collective Audience, Inc.